UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             J2 COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    46625420
                                 (CUSIP Number)

                            Keith L. Schaitkin, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 8, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 46625420

1        NAME OF REPORTING PERSON
                  Daniel S. Laikin

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           89,700

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           89,700

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           89,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.37%

14       TYPE OF REPORTING PERSON*
                           IN

                                  SCHEDULE 13D

CUSIP No. 46625420

1        NAME OF REPORTING PERSON
                  Paul Skjodt

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           18,100

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           18,100

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           18,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.49%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, no par value (the "Shares"), of J2 Communications, Inc., a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 10850 Wilshire Blvd., Ste. 1000, Los Angeles, CA 90024.


Item 2.  Identity and Background

         The persons filing this statement are Daniel S. Laikin, a citizen of the United States of America, and Paul Skjodt, a citizen of Canada (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 25 West 9th Street, Indianapolis, Indiana 46204.


         Neither of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 107,800 Shares purchased by the Registrants was $319,644.39 (excluding commissions). The source of funding for the purchase of these Shares was the personal funds of the Registrants.

Item 4.           Purpose of Transaction

         Registrants have acquired Shares because they believe that the Shares represent an attractive investment. In that connection, Registrants made a proposal to Issuer regarding entering into a transaction pursuant to which Registrants would purchase an interest in the Issuer directly from the Issuer but such proposal was not accepted by the Issuer. Also, Registrants have met with or spoken to and would hope to continue to meet with and speak with management of the Issuer, from time to time, to suggest possible actions to improve the business of the Issuer. No agreements, arrangements or understandings have been reached as a result of any of such conversations.

          Depending on the market price of Shares and upon other conditions, Registrants may acquire additional Shares from time to time in the open market or otherwise or may seek to acquire Shares from the Issuer, at prices which Registrants may determine to be appropriate. In addition, depending upon market prices and other conditions, Registrants may dispose of Shares at any time and from time to time in the open market or otherwise at prices which Registrant may determine to be appropriate.


Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on June 16, 1999, Registrants may be deemed to beneficially own, in the aggregate, 107,800 Shares, representing approximately 8.86% of the Issuer's outstanding Shares (based upon the 1,217,000 Shares stated to be outstanding as of June 10, 1999 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on June 14, 1999).

         (b) Mr. Laikin has sole voting power and sole dispositive power with regard to 89,700 Shares. Mr. Skjodt has sole voting power and sole dispositive power with regard to 18,100 Shares.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                             No. of Shares             Price
         Name               Date             Purchased                 Per Share

         Daniel Laikin     5/06/99            1,300                    $2.0625
         Daniel Laikin     5/07/99              300                    $2.0625
         Daniel Laikin     5/10/99            5,000                    $2.125
         Daniel Laikin     5/11/99            3,300                    $2.0625
         Daniel Laikin     5/17/99            3,500                    $2.25
         Daniel Laikin     5/18/99            1,400                    $2.25
         Daniel Laikin     5/20/99            3,000                    $2.50
         Daniel Laikin     5/21/99            1,000                    $2.4375
         Daniel Laikin     5/24/99            5,300                    $2.50
         Daniel Laikin     5/26/99           10,000                    $2.837
         Daniel Laikin     5/27/99            2,500                    $2.775
         Daniel Laikin     5/28/99            8,700                    $2.993
         Daniel Laikin     6/01/99            8,900                    $3.1461
         Daniel Laikin     6/01/99            2,000                    $3.1875
         Daniel Laikin     6/08/99           16,000                    $3.328
         Daniel Laikin     6/11/99           10,000                    $3.656
         Daniel Laikin     6/14/99            6,000                    $3.5625

         Paul Skjodt       5/17/99            1,000                    $2.497
         Paul Skjodt       5/25/99            1,000                    $2.604
         Paul Skjodt       6/01/99            1,000                    $3.303
         Paul Skjodt       6/08/99            4,000                    $3.370
         Paul Skjodt       6/11/99            2,000                    $3.760
         Paul Skjodt       6/16/99            9,100                    $3.625

                                             No. of Shares             Price
         Name               Date             Sold                      Per Share
         ----               ---              ----                      ---------
         Daniel Laikin     5/25/99              200                    $2.75
         Daniel Laikin     6/01/99            1,500                    $3.50



Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, neither of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of Registrants

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1999




/s/ Daniel S. Laikin
--------------------
Daniel S. Laikin


/s/ Paul Skjodt
--------------------
Paul Skjodt

                                  EXHIBIT INDEX

EXHIBIT 1               Joint Filing Agreement of Registrants